[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR

July 7, 2021

Kevin Dougherty
Tim Levenberg
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GXO Logistics, Inc.
Amendment No. 2 to
Draft Registration Statement on Form 10-12B
Filed June 9, 2021
CIK No. 0001852244

Dear Messrs. Dougherty and Levenberg:

On behalf of our client, GXO Logistics, Inc. (“GXO” or the “Company”), currently a wholly owned subsidiary of XPO Logistics, Inc. (“XPO”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amendment No. 2 to the Company’s Draft Registration Statement on Form 10, filed with the Commission on June 9, 2021 (the “Registration Statement”), contained in your letter dated July 1, 2021 (the “Comment Letter”).

We note that, in connection with this letter, we are submitting an amendment to the Registration Statement (“Amendment No. 3”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff’s comments are set forth in bold, followed by the Company’s responses. All page references in the responses set forth below refer to pages of Amendment No. 3.

Risk Factors – Risks Related to Our Common Stock
GXO’s amended and restated certificate of incorporation will contain an exclusive forum provision..., page 35

1.We note your response to comment 1. Please revise to disclose whether your provision applies to actions arising under the Exchange Act.

Response: In response to the Staff’s comment, pages 36-37 and 116-17 of Amendment No. 3 have been revised.

U.S. Securities and Exchange Commission
July 7, 2021

If you have any questions regarding the Registration Statement or need any hard copies of the submission, please contact the undersigned at (212) 403-1122 or VSapezhnikov@wlrk.com, or my colleague Adam Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com.

Sincerely,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov

cc:	Karlis P. Kirsis, Senior Vice President and European Chief Legal Officer, XPO Logistics, Inc.
Malcolm Wilson, Chief Executive Officer, GXO Logistics, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz